

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

Via E-mail
Aristides J. Pittas
President and Chief Executive Officer
Euroseas Ltd.
4 Messogiou & Evropis Street
151 25 Maroussi, Greece

> **Re: Euroseas Ltd.**
> **Registration Statement on Form F-3**
> **Filed September 27, 2011**
> **File No. 333-177014**

Dear Mr. Pittas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us your analysis as to why you are eligible to register this transaction on Form F-3. As part of your analysis, please explain, as applicable, why any significant shareholders should not be considered affiliates for the purpose of General Instruction I.B.1 of Form F-3. We note for example that page 73 of the Form 20-F filed on May 27, 2011 lists beneficial ownership held by all directors and officers and 5% owners as 49.4% of voting stock as of May 25, 2011.

2. Please revise to name Friends Investment Company Inc. and Eurobulk Marine Holdings, Inc. as underwriters or provide detailed legal analyses for each explaining why this is not necessary.

Prospectus Summary, page 1

3. Please revise to discuss your net losses in each of your last two completed fiscal years.

Description of Purchase Contracts, page 37

4. Please explain to us what plans you have for issuing purchase contracts for commodities. In your response, please describe to us the commodities involved.

Signatures

5. Please revise the signature page for each co-registrant so that the second half of each page is signed by persons with the indicated capacity of principal executive officer, principal financial officer, and either principal accounting officer or controller.

Exhibit 5.1

6. If you are registering the offer or sale of purchase contracts, please file a revised legality opinion opining that the contracts will be binding obligations of the registrant or please explain to us why this is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3642 if you have questions regarding these comments.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Lawrence Rutkowski, Esq.
        Seward & Kissel LLP